UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited – Prepared by Management)

The accompanying interim financial statements for the three months ended March 31, 2008 and 2007 have not been reviewed or audited by the Corporation’s auditors.

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2008 and December 31, 2007

(Unaudited – Prepared by Management)

ASSETS	March 31,	December 31,
	2008	2007

Current
Cash	$ 25,729	$ 4,667
Other receivables	12,820	10,809

	38,549	15,476
Resource properties – Note 2	21,340	20,509

	$ 59,889	$ 35,985

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$ 54,463	$ 73,664
Advances payable – Note 5	76,716	-
Loan payable – Note 6	64,292	62,086

	195,471	135,750

SHAREHOLDERS’ DEFICIENCY

Share capital – Note 3	8,827,569	8,827,569
Contributed surplus	245,250	237,255
Deficit	(9,208,401)	(9,164,589)

	(135,582)	(99,765)

	$ 59,889	$ 35,985

Commitments – Note 3

Subsequent Events – Note 7

APPROVED BY THE DIRECTORS:

“John Toljanich”	Director	“Brent Petterson"	Director
John Toljanich		Brent Petterson

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

	2008	2007

General and administrative expenses
Accounting and audit fees – Note 4	$ 17,000	$ 500
Interest and bank charges	141	549
Investor relations	-	21,799
Legal fees	8,182	1,889
Management fees – Note 4	4,000	21,217
Rent, office and administration	-	40,186
Stock-based compensation – Note 4	7,995	48,818
Transfer agent and filing fees	1,848	1,127

Loss before other items	(39,166)	(136,085)

Other items
Write-off of resource properties – Note 2	-	(208,321)
Foreign exchange	(4,646)	3,745

	(4,646)	(204,576)

Net loss for the period	(43,812)	(340,661)

Deficit, beginning of the period	(9,164,589)	(8,561,672)

Deficit, end of the period	$ (9,208,401)	$ (8,902,333)

Basic and diluted loss per share	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	37,766,256	35,450,780

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

	2008	2007

Operating Activities
Net loss for the period	$ (43,812)	$ (340,661)
Add items not affecting cash:
Stock-based compensation	7,995	48,818
Write-off of mineral properties	-	208,321
Foreign exchange	2,206	-

	(33,611)	(83,522)
Changes in working capital items related to operations:
Other receivables	(2,011)	(7,711)
Accounts payable and accrued liabilities	(19,201)	(19,046)

	(54,823)	(110,279)

Financing Activities
Advances payable	76,716	-
Issuance of shares for cash	-	95,973

	76,716	95,973

Investing Activity
Resource property costs	(831)	(44,884)

Increase (decrease) in cash during the period	21,062	(59,190)

Cash, beginning of the period	4,667	120,689

Cash, end of the period	$ 25,729	$ 61,499

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

for the year ended December 31, 2007

and the three months ended March 31, 2008

(Unaudited – Prepared by Management)

	Number of
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	35,227,116	$ 8,509,552	$ 223,323	$ (8,561,672)	$ 171,203

Shares issued for cash on private placements	1,814,140	147,790	-	-	147,790
Shares issued for cash on exercise of options	725,000	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	37,766,256	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	7,995	-	7,995
Net loss for the period	-	-	-	(43,812)	(43,812)

Balance, March 31, 2008	37,766,256	$ 8,827,569	$ 245,250	$ (9,208,401)	$ (135,582)

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company’s audited December 31, 2007 annual consolidated financial statements. These interim financial statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2007 annual financial statements.

Note 2	Resource Properties

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty. At March 31, 2008 and December 31, 2007, the Lennie Property is the Company’s only remaining property.

Huicicila Property, Nayarit State, Mexico

On May 15, 2006, the Company acquired the right to earn a 100% interest in the Huicicila Property which covered 994 hectares in Nayarit State, Mexico by completing the following:

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 six months subsequent to the initial payment. Additionally, the Company was required to complete fieldwork commitments of US $100,000 (paid) on direct exploration of the property in that year.

Year 2 – Payment of US $120,000 on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.

The optionor of the Huicicila Property was a director of the Company.

During the three months ended March 31, 2007, the Company abandoned its option on the Huicicila Property. As a result, resource property costs totalling $208,321 were written off.

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting convertible redeemable non-cumulative 6% preferred shares without par value

Issued:

During the year ended December 31, 2007, the Company issued 1,000,000 units at US$0.05 per unit for total proceeds of $51,860 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$0.05 per share.

During the year ended December 31, 2007, the Company issued 814,140 units at US$0.10 per unit for total proceeds of $95,930 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$0.20 per share.

Commitments:

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:

	2007
		Weighted
		Average
		Exercise
	Number	Price

Outstanding, beginning of the year	1,000,000	$0.80
Issued	1,814,140	$0.12
Expired	(1,000,000)	$0.80

Outstanding, end of the year	1,814,140	$0.12

There was no share purchase warrant activity during the three months ended March 31, 2008.

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by Management) – Page 3

Note 3	Share Capital – (cont’d)

Commitments: - (cont’d)

Share Purchase Warrants: - (cont’d)

At March 31, 2008, there were 1,814,140 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

814,140	US$0.20	March 5, 2009
1,000,000	US$0.05	August 24, 2009

1,814,140

Stock-based Compensation Plan

On August 16, 2006, the Company adopted a stock option plan under which the total outstanding stock options are limited to 3,000,000 of the outstanding common shares of the Company at any one time. The exercise price for each option must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date.

On March 5, 2007, the Company re-priced 1,200,000 options from US$0.35 to US$0.20 expiring on October 18, 2011.

On August 24, 2007, the Company re-priced 800,000 options from US$0.20 to US$0.05 expiring on October 18, 2011.

On September 5, 2007, the Company granted 1,200,000 stock options exercisable at US$0.05 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by Management) – Page 4

Note 3	Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan

A summary of stock option plan activity for the year ended December 31, 2007 and for the three months ended March 31, 2008 is presented below:

	Three months ended		Year ended
	March 31,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	1,275,000	US$0.05	1,200,000	US$0.35
Granted	-	-	3,200,000	US$0.11
Exercised	-	-	(725,000)	US$0.05
Expired	(300,000)	US$0.05	(2,400,000)	US$0.25

Outstanding, end of the period	975,000	US$0.05	1,275,000	US$0.05

Exercisable, end of the period	756,250	US$0.05	675,000	US$0.05

The weighted average fair value of the stock options granted during the year ended December 31, 2007 of $0.04 was determined using the Black-Scholes option pricing model with the following assumptions:

2007

Expected dividend yield	0%
Expected stock price volatility	123%
Risk-free interest rate	4.03%
Expected life of options	5 years

There were no stock options granted during the three months ended March 31, 2008.

At March 31, 2008, there were 975,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date

100,000	US$0.05	October 18, 2011
875,000	US$0.05	September 5, 2012

975,000

Pan American Gold Corporation

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by Management) – Page 5

Note 4	Related Party Transactions

The Company incurred the following charges by directors and officers of the Company or by companies with directors in common with the Company during the three months ended March 31, 2008 and 2007:

	2008	2007

Accounting fees	$ 5,000	$ 500
Management fees	4,000	21,217
Stock based compensation	7,995	48,818

	$ 16,995	$ 70,535

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $12,778 (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company.

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5	Advances Payable

Advances payable are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6	Loan Payable

The loan payable is unsecured, non-interest bearing and has no specific terms of repayment.

Note 7	Subsequent Events

On April 18, 2008, the Company’s inactive subsidiary Pan American Gold Corporation (Nevada) was dissolved.

On May 6, 2008, the 975,000 stock options outstanding at March 31, 2008 were cancelled.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 20, 2008

The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2008 should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the related notes thereto. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of the Company and its wholly-owned subsidiaries Pan American Gold Corporation (Nevada) and Compania Minera P.A.M. de C.V. All amounts included in the following discussion are expressed in Canadian dollars unless otherwise indicated.

Nature and History of Business

Our company was incorporated under the laws of the Province of Ontario on April 24, 1967. On October 2, 1998, our name changed to Tri-Lateral Venture Corporation and, on May 6, 2004, our name was changed to our present legal and commercial name Pan American Gold Corporation (“the Company”). We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Our common shares began trading on the OTC Bulletin Board on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation (“Pan American” or the “Company”) in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) resource properties. Our primary property was the Huicicila property in Nayarit State, Mexico which was abandoned during the year ended December 31, 2007. The Company also owns the Lennie property, a gold exploration project located in the Red Lake Mining District in Ontario, Canada.

In 2004, with the acquisition of our Nevada subsidiary, we acquired four properties: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. We conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment. In February of 2006, we entered into a termination agreement whereby we transferred our 75% interest in the Eskay Creek property for the return to treasury of 800,000 of our common shares.

We do not have defined mineral resources or reserves on any of our resource properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices.

Overall Performance

Huicicila Property, Nayarit State, Mexico

In May 2006, we commenced evaluation of the Huicicila property in Nayarit State, Mexico. After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR, by completing the following:

Year 1:

Payment of US$20,000 (paid) at the beginning of the option period and a second payment of US$40,000 six months later. Pan American was to complete fieldwork commitments of US$100,000 (paid) on direct exploration of the property. The due date for the second payment was extended until May 12, 2007.

Year 2:	Payment of US$120,000 on the anniversary date of the option period and fieldwork commitments of US$200,000 to be completed.
Year 3:	Payment of US$170,000 on the anniversary date of the option period and fieldwork commitments of US$300,000 to be completed.
Year 4:	Payment of US$750,000 of which, at the discretion of the Company, up to 50% can be payable in shares of the Company.

In October 2006, we executed a definitive option agreement for the Huicicila property through the Company’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

In early 2007, the Company decided to dispose of its interest in Huicicila property based on difficulty in securing financing. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

Private Placements

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.05 until August 24, 2009.

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 814,140 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.20 until March 5, 2009.

Management Changes

On February 15, 2008, Denny Roman resigned from the board of directors. Mr. Roman was replaced by Brent Petterson. Mr. Petterson is a Certified General Accountant with fifteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp. And is the Chief Financial Officer of Pacific Coast Nickel Corp.

On March 13, 2008, Giovanni Lopez resigned from the board of directors. Mr. Lopez was replaced by John Toljanich. Mr. Toljanich is a retired businessman with extensive experience as a director of public resource and energy companies.

On May 9, 2008, Steve Bajic resigned from the board of directors and from his position President and CEO of the Company. In addition, Martin Bajic resigned his position as CFO of the Company. Steve Bajic was replaced on the board of directors by Roy Brown. Mr. Brown is currently working as a consultant to Zena Capital Corp., a public company involved in barite mining in British Columbia, Canada. Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital. John Toljanich replaced Steve Bajic as President and CEO of the Company. Brent Petterson replaced Martin Bajic as CFO of the Company.

General Activities

We have maintained our 100% interest in the Lennie property located Red Lake Mining District of Ontario, Canada and have had discussions with other resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

We have and continue to review other opportunities in the resource sector with a view to attracting additional financing and increasing shareholder value.

Results of Operations

As at March 31, 2008, we had cash of $25,729. We will require additional financing to provide funds for general and administrative expenses and to carry out additional exploration activities on our properties.

Cash used in operations during the three months ended March 31, 2008 was $54,823 compared to $110,279 used in operations in the prior period notably due to decreases in operating expenses as described below.

General and administrative expenses for the three months ended March 31, 2008 decreased to $39,166 from $136,085 in the prior period. The Company’s decreased activity in exploration and general operations caused expenses to decrease in all aspects of its business.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,
	2008	2007	2007	2007	2007	2006	2006	2006
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$43,812	$74,748	$122,603	$64,905	$340,661	$263,446	$89,351	$(139,266)
Per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$0.00
Per share, fully diluted	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$0.00

Investor Relations

The Company terminated its investor relations agreement with 314 Finance Corp. on April 1, 2007. The contract called for payments of US$5,000 per month. The Company did not replace 314 Finance Corp. subsequent to the termination of the contract and currently has no investor relations commitments.

Liquidity and Capital Resources

As at March 31, 2008, we had a working capital deficiency of $156,922. During the three months ended March 31, 2008, we received advances for working capital of $76,716 which are included in current liabilities. The advances are unsecured, non-interest bearing and have no specific terms of repayment.

Our cash reserves are not sufficient to meet our near term administrative overhead obligations and additional advances or equity financing will be required. In addition, funds will be required to maintain the Lennie property.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company incurred the following charges by directors and officers of the Company or by companies with directors in common with the Company during the three months ended March 31, 2008 and 2007:

	2008	2007

Accounting fees	$ 5,000	$ 500
Management fees	4,000	21,217
Stock based compensation	7,995	48,818

	$ 16,995	$ 70,535

Accounts payable and accrued liabilities includes $12,778 (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company.

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Proposed Transactions

None

Critical Accounting Estimates

We have adopted amortization policies, which, in the opinion of management, are reflective of the estimated useful lives less abandonment costs, if any, of our assets. We have not currently recorded any amounts in respect of these policies.

In addition, we are capitalizing costs related to the development and furtherance of resource properties. The recovery of those costs will be dependent on our ability to discover and develop economic reserves. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes option valuation model in calculating stock based compensation expense. The model requires that estimates be made of option life and stock price volatility and the ensuing results could vary significantly if changes are made in these assumptions.

Changes in Accounting Policies

There were no changes in the Company’s accounting policies during the three months ended March 31, 2008. The Company’s significant accounting policies are outlined in its December 31, 2007 annual audited consolidated financial statements.

Financial Instruments

Our financial instruments consist of cash, accounts payable and accrued liabilities, advances payable and loan payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that their fair values approximate their carrying values.

Disclosure Controls and Procedures

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the interim financial statements and interim MD&A (“the interim filings”) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings and that (ii) the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Outstanding Share Data

As at March 31, 2008, there were 37,766,256 common shares issued and outstanding.

Share Purchase Warrants:

At March 31, 2008, there were 1,814,140 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

814,140	US$0.20	March 5, 2009
1,000,000	US$0.05	August 24, 2009

1,814,140

Stock-based Compensation Plan:

At March 31, 2008, there were 975,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date

100,000	US$0.05	October 18, 2011
875,000	US$0.05	September 5, 2012

975,000

Subsequent Events

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On May 6, 2008, the 975,000 stock options outstanding at March 31, 2008 were cancelled.

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, JOHN TOLJANICH, Chief Executive Officer of Pan American Gold Corporation, certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pan American Gold Corporation (the issuer) for the interim period ending March 31, 2008.
2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:	May 20, 2008

“JOHN TOLJANICH”

JOHN TOLJANICH

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, BRENT PETTERSON, Chief Financial Officer of Pan American Gold Corporation, certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pan American Gold Corporation (the issuer) for the interim period ending March 31, 2008.
2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:	May 20, 2008

“BRENT PETTERSON”

BRENT PETTERSON

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: May 21, 2008